Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction	Owned By	Percentage Ownership
Epsilor-Electric Fuel Ltd.	Israel	Arotech Corporation	100.0%
Arodelek Ltd.	Israel	Epsilor-Electric Fuel Ltd.	100.0%
Electric Fuel Battery Corporation	Delaware	Arotech Corporation	100.0%
FAAC Incorporated	Michigan	Arotech Corporation	100.0%
UEC Electronics, LLC	South Carolina	Electric Fuel Battery Corporation	100.0%